Bionomics Limited

27 February 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

04 MAR 10 AM 7:21

04010442

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

SUPPL

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

dlw 3/10

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

82-34682

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,132,947
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

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4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	THIRTY TWO CENTS PER SHARE
6	Purpose of the issue *(If issued as consideration for the acquisition of assets, clearly identify those assets)*	NON-RENOUNCEABLE SHAREHOLDERS' ENTITLEMENTS ISSUE OF SHARES TO RAISE FURTHER WORKING CAPITAL TO FAST TRACK THE COMPANY'S EPILEPSY DRUG DISCOVERY PROGRAM.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	APPROX. 21 APRIL 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	50,833,579	ORDINARY SHARES

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,682,407	OPTIONS
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE - EARLY STAGE BIOTECHNOLOGY COMPANY	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NO
12	Is the issue renounceable or non-renounceable?	NON RENOUNCEABLE
13	Ratio in which the +securities will be offered	1 NEW ORDINARY SHARE FOR EVERY 7 ORDINARY SHARES PLUS 1 FREE NEW OPTION FOR EVERY 2 NEW ORDINARY SHARES
14	+Class of +securities to which the offer relates	ORDINARY SHARES
15	+Record date to determine entitlements	9 MARCH 2004
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	ROUND UP
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	NEW ISSUE DOCUMENTS WILL ONLY BE SENT TO SECURITY HOLDERS IN AUSTRALIA AND NEW ZEALAND.

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19	Closing date for receipt of acceptances or renunciations	30 MARCH 2004

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20	Names of any underwriters	INTERSUISSE LIMITED
21	Amount of any underwriting fee or commission	UNDERWRITING COMMISSION OF 4% MANAGEMENT FEE OF 2% ADMINISTRATION FEE OF $35,000
22	Names of any brokers to the issue	INTERSUISSE LIMITED
23	Fee or commission payable to the broker to the issue	INCLUDED IN 21 ABOVE
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	NIL
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	11 MARCH 2004
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

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32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	21 APRIL 2004

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

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Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

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3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 February 2004
Company Secretary

Print name: JILL MASHADO

== == == == ==

Bionomics Limited

04 MAR 10 AM 7:21

27 February 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
27 February 2004

BIONOMICS' SHAREHOLDERS UNDERWRITTEN ENTITLEMENTS ISSUE

Bionomics Limited (ASX:BNO; OTC:BMICY) today announced that it had lodged with the Australian Securities & Investment Commission a Prospectus for a non-renounceable shareholders' entitlements issue.

This offer to shareholders follows the announcement on 23 February 2004 of a placement to institutional investors and larger shareholders which raised $4 million as part of Bionomics $6 million capital raising. The capital raising will support Bionomics drug discovery programs in epilepsy and anxiety.

The offer comprises 1 new share for every 7 shares held at a price of 32 cents per new share to holders of Bionomics Limited shares. The offer will be available to those who are registered as at the Record Date, Tuesday 9 March 2004.

Shareholders who participate in the issue will also receive 1 free option for every 2 shares taken up. Each option will entitle the holder to subscribe for 1 fully paid share at the exercise price of 50 cents at any time prior to 5:00pm Adelaide time on Tuesday 31 July 2007. The options will be tradeable on the ASX.

This offer to shareholders has been underwritten by Intersuisse Limited.

The Prospectus will be dispatched to shareholders on 11 March 2004.

A copy of the Prospectus will be available shortly on the Bionomics website www.bionomics.com.au

The offer of securities will be made in or accompanied by a copy of the Prospectus. Any shareholder who is registered as at the Record Date Tuesday 9 March 2004 wishing to acquire securities must complete the Entitlement and Acceptance Form that will be in or accompany the Prospectus.

About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

About Anxiety

Anxiety affects 9.7% of Australians (approximately 2 million people), and affects Australian women at a higher rate than Australian men. In the United States, which represents a large market for anxiolytic drugs, anxiety affects 19 million people. In both Australia and the United States, anxiety represents the most common mental illness in the population. The global market for drugs that treat anxiety was estimated at US$14.5 billion in 2003.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer.

For more information about Bionomics, visit www.bionomics.com.au

---

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

Bionomics Limited

04 MAR 10 AM 7:21

27 February 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

27 February 2004

EXPLANATORY NOTES

These Explanatory Notes have been prepared to assist shareholders with their consideration of the resolutions set out in the Notice of Extraordinary General Meeting dated 27 February 2004.

BACKGROUND

The purpose of the Extraordinary General Meeting is to consider the approval of a number of issues of shares and options made, or proposed to be made, by Bionomics Limited ("**the Company**"). The Company is seeking shareholder approval for these issues for the purpose of the Listing Rules of the Australian Stock Exchange Limited ("**ASX Listing Rules**"), which regulates the circumstances in which new securities are issued by companies listed on the Australian Stock Exchange ("**ASX**").

Resolutions 1 to 60 described in the Notice of Extraordinary General Meeting relate to an institutional placement arranged by the Company in February this year. The placement involves the issue of 12,460,000 ordinary shares and 6,230,000 share options to the persons identified in Resolutions 1 to 60 of these Explanatory Notes. The Company will issue 6,230,000 of these shares by no later than 5 March 2004 ("the first tranche"). The issue of the remaining 6,230,000 shares ("the second tranche") and the 6,230,000 options are conditional on shareholder approval being obtained at this Extraordinary General Meeting.

The Company undertook the private placement to raise additional funds to fast track the Company's epilepsy and anxiety drug discovery programs. Bionomics' drug discovery program is focussed on the GABA receptor and utilizes the Company's genomics-driven drug discovery platform ionX®, including Bionomics' proprietary animal models of human inherited epilepsy.

As stated in the Company's announcement to the ASX on 23 February 2004, the placement price of $0.32 per share represents a 15.4% discount on the 3-day average closing price of Bionomics' shares prior to the day the terms of the placement were agreed with the Issue Manager, Intersuisse Corporate who arranged the placement. Intersuisse Corporate's fee for arranging the placement was a fee of 6% of total funds raised from the placement. Further details concerning the institutional placement are set out in Resolutions 1 to 60 below.

Resolution 61 seeks shareholder approval for the issue of share options to Professor Ashley Dunn.

Resolution 62 seeks shareholder approval for the issue of share options to Dr Steven Petrou.

Resolution 63 seeks shareholder approval for the issue of share options to BNY Capital Markets Inc and Gray Wolf Partners, LLC.

ASX LISTING RULE REQUIREMENTS AND THIS MEETING

The resolutions contained in the Notice of Extraordinary General Meeting are being put before shareholders for the purpose of ASX Listing Rules 7.1 and 7.4.

Broadly speaking, Listing Rule 7.1 provides that a listed company may issue in aggregate up to 15% of its fully paid ordinary shares within a 12-month period without shareholder approval. The issue of the first tranche of the placement shares was made within this limit and therefore shareholder approval was not required.

The Company has also made various issues of options, some of which are referred to in Resolutions 62 and 63. As a result of the issue of these options and the first tranche of the placement shares, the Company cannot make any further significant issues of securities without shareholder approval (because of the 15% limit in Listing Rule 7.1). It is therefore necessary for the Company to seek shareholder approval (under Resolutions 21 to 60 and 61) to enable it to issue the

securities detailed in these Resolutions, including the second tranche and options of the placement referred to above.

Under Listing Rule 7.4, the Company can "renew" its ability to issue securities within the limit set out in Listing Rule 7.1 by having members ratify the issue of securities for which shareholder approval was not obtained at the time of the issue. The Company therefore seeks shareholder approval (under Resolutions 1 to 20, 62 and 63) of the first tranche of the institutional placement shares and two option issues made by the Company. Going forward, this would give the Company the ability to issue further securities up to 15% of its issued capital without needing to obtain shareholder approval. The Board believes that this will provide the Company with the flexibility necessary to raise additional capital as and when appropriate.

RESOLUTIONS 1 to 20 – Approval of Issue of Shares to be made no later than 5 March 2004

Resolutions 1 to 20 seek shareholder approval for the issue of ordinary shares comprising the first tranche of the institutional placement of the Company's shares announced on 23 February 2004.

A total of 6,230,000 ordinary shares will be issued by no later than 5 March 2004 pursuant to the placement. The shares will be issued as fully paid at an issue price of $0.32 per share.

The shares will carry the same rights as ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares in the Company currently on issue. The Investors to whom shares will be issued, and the number of shares that will be issued to each of those Investors, is set out in the table below:

Name of Investor	***Number of Securities Received***
Advance Publicity Pty Ltd <Izmar Family Fund A/C>	100,000
Bayonet Investments Pty Ltd <Mutual A/C>	50,000
Boom Australia Pty Ltd	750,000
Clodene Pty Ltd	77,500
Direct Portfolio Services Limited	625,000
Dixson Trust Pty Ltd	312,500
Dragonlyn Pty Ltd	125,000
Equip Super Pty Ltd	500,000
Grofund Limited	75,000
Intersuisse (Issue) Nominees Pty Ltd	85,000
Intersuisse (Nominees) Pty Limited	150,000
Invia Custodian Pty Limited <WAM Capital Limited a/c>	1,000,000
Link Traders (Aust) Pty Ltd	500,000
Manikato Financial Services Pty Ltd	75,000
Mulgara Pty Limited	77,500
Queensland Investment Corporation	500,000
Ross Asset Management Ltd	75,000
The Hanger Company Ltd	75,000
Wallace Absolute Return Ltd	1,000,000
Westglade Pty Ltd <Hoffman Family Fund No2 A/C>	77,500

Funds raised by the issue of these shares will be will be used to fast track the Company's epilepsy and anxiety drug discovery programs. Bionomics' drug discovery program is focussed on the GABA receptor and utilizes the Company's genomics-driven drug discovery platform ionX®, including Bionomics' proprietary animal models of human inherited epilepsy.

RESOLUTIONS 21 to 40 – Approval of Proposed Issues of Shares

Resolutions 21 to 40 seek shareholder approval for the issue of ordinary shares, which comprise the second tranche of the Company's institutional placement.

A total of 6,230,000 ordinary shares are proposed to be issued by no later than 30 April 2004, and in any event no later than 3 months after the date of the meeting. The shares will be issued as fully paid at an issue price of $0.32 per share.

The shares will carry the same rights as ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares in the Company currently on issue. The Institutions to whom shares will be issued, and the number of shares that will be issued to each of those Institutions, is set out in the table below:

Name of Investor	***Number of Securities Received***
Advance Publicity Pty Ltd <Izmar Family Fund A/C>	100,000
Bayonet Investments Pty Ltd <Mutual A/C>	50,000
Boom Australia Pty Ltd	750,000
Clodene Pty Ltd	77,500
Direct Portfolio Services Limited	625,000
Dixson Trust Pty Ltd	312,500
Dragonlyn Pty Ltd	125,000
Equip Super Pty Ltd	500,000
Grofund Limited	75,000
Intersuisse (Issue) Nominees Pty Ltd	85,000
Intersuisse (Nominees) Pty Limited	150,000
Invia Custodian Pty Limited <WAM Capital Limited a/c>	1,000,000
Link Traders (Aust) Pty Ltd	500,000
Manikato Financial Services Pty Ltd	75,000
Mulgara Pty Limited	77,500
Queensland Investment Corporation	500,000
Ross Asset Management Ltd	75,000
The Hanger Company Ltd	75,000
Wallace Absolute Return Ltd	1,000,000
Westglade Pty Ltd <Hoffman Family Fund No2 A/C>	77,500

Funds raised by the issue of these shares will be will be used to fast track the Company's epilepsy and anxiety drug discovery programs. Bionomics' drug discovery program is focussed on the GABA receptor and utilizes the Company's genomics-driven drug discovery platform ionX®, including Bionomics' proprietary animal models of human inherited epilepsy.

RESOLUTIONS 41 to 60 – Approval of Proposed Issues of Options

Resolutions 41 to 60 seek shareholder approval for the issue of share options associated with the institutional placement.

The Company will apply for quotation of these Options on the ASX.

A total of 6,230,000 share options are proposed to be issued by no later than 30 April 2004 and in any event no later than 3 months after the date of the meeting. These options will be issued for nil consideration with an exercise price of $0.50 at any time before 31 July 2007. The Institutions to whom share options will be issued, and the number of share options to be issued to each of those Institutions, is set out in the table below:

Name of Investor	***Number of Securities Received***
Advance Publicity Pty Ltd <Izmar Family Fund A/C>	100,000
Bayonet Investments Pty Ltd <Mutual A/C>	50,000
Boom Australia Pty Ltd	750,000
Clodene Pty Ltd	77,500
Direct Portfolio Services Limited	625,000
Dixson Trust Pty Ltd	312,500
Dragonlyn Pty Ltd	125,000
Equip Super Pty Ltd	500,000
Grofund Limited	75,000
Intersuisse (Issue) Nominees Pty Ltd	85,000
Intersuisse (Nominees) Pty Limited	150,000
Invia Custodian Pty Limited <WAM Capital Limited a/c>	1,000,000

Link Traders (Aust) Pty Ltd	500,000
Manikato Financial Services Pty Ltd	75,000
Mulgara Pty Limited	77,500
Queensland Investment Corporation	500,000
Ross Asset Management Ltd	75,000
The Hanger Company Ltd	75,000
Wallace Absolute Return Ltd	1,000,000
Westglade Pty Ltd <Hoffman Family Fund No2 A/C>	77,500

In the event that the share options are exercised, the Company expects that the funds raised will be used for the Company's research and development projects.

RESOLUTION 61 – Approval of Proposed Issue of Options to Professor Ashley Dunn

Resolution 61 seeks shareholder approval for the issue of share options to Professor Ashley Dunn. Professor Dunn was appointed to the Company's Scientific Advisory Board on 1 January 2002. The Company is proposing to issue 25,000 share options to Professor Dunn for no consideration, no later than 30 April 2004 and in any event no later than 3 months after the date of the meeting. Each option entitles Professor Dunn to subscribe for 1 fully paid ordinary share in the Company at a price of $0.30 per share at any time during the option exercise period. The exercise price of these share options is the weighted average closing price of shares traded on ASX for the 7 days of trading immediately preceding the approval of the offer of the options by the Bionomics Board. The exercise period of the options will commence on the second anniversary of the date on which the options will be issued and ending at 5.00pm (Adelaide time) on the fifth anniversary of the date on which the Options will be issued.

The options will not be quoted on the ASX.

In the event that the share options are exercised, the Company expects that the funds raised will be used for the Company's research and development projects.

RESOLUTION 62 – Approval of Issue of Options to Dr Steven Petrou

Resolution 62 of the Notice of Extraordinary General Meeting seeks shareholder approval for the issue of 50,000 share options to Dr Steven Petrou by the Company on 19 January 2004.

Dr Petrou is Vice President CNS Research and the share options were granted to Dr Petrou in recognition of services rendered. The Board considers that such an arrangement is in the Company's interests as it aligns the interests of Dr Petrou with the interests of the Company's shareholders.

Each options entitles Dr Petrou to subscribe for 1 fully paid ordinary share in the Company at a price of $0.30 (the weighted average closing price of shares traded on ASX for the 7 days of trading immediately preceding the approval of the offer of the options by the Bionomics Board) per share at any time from 19 January 2004 to 18 January 2009.

The options will not be quoted on the ASX.

In the event that the share options are exercised, the Company expects that the funds raised will be used for the Company's research and development projects.

RESOLUTION 63 – Approval of Issue of Options to BNY Capital Markets Inc and Gray Wolf Partners, LLC

Resolution 63 of the Notice of Extraordinary General Meeting seeks shareholder approval for the issue of share options to BNY Capital Markets Inc and Gray Wolf Partners, LLC. These options were issued pursuant to the Equity Line Finance Facility with the Bank of New York Capital Markets Inc entered into in July 2003.

A total of 100,000 options were issued on 22 August 2003. Each option entitles the option holder to subscribe for 1 fully paid ordinary Share in the Company at a price of $0.2766 (equal to the volume

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weighted average share price on the date of entering into the Equity Line Finance Facility) per share at any time during the option exercise period. The option exercise period is from 14 July 2003 to 14 July 2008.

The options will not be quoted on the ASX.

In the event that the share options are exercised, the Company expects that the funds raised will be used for the Company's research and development projects.

Adelaide
27 February 2004

Bionomics Limited

27 February 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

82-34682

Bionomics Limited

27 February 2004

Dear Shareholder

EXTRAORDINARY GENERAL MEETING

You are invited to attend an Extraordinary General Meeting of Bionomics Limited ("the Company") to be held at 10.30am on Wednesday 31 March 2004 at 31 Dalgleish Street, Thebarton, SA 5031. The Notice of Meeting and Explanatory Notes are enclosed.

The business of the meeting is to approve the issues of shares and options described below.

Placement of Shares and the Entitlements Issue

On 23 February 2004 the Company announced a capital raising of approximately $6 million by way of an institutional placement and intended shareholders' entitlements issue. We are now pleased to announce that the Company intends to lodge with the Australian Securities and Investments Commission a Prospectus for a non-renounceable shareholders' entitlements issue within the next seven days.

Whilst the entitlements issue is not for consideration at the 31 March 2004 Extraordinary General Meeting, it is important for shareholders to be aware that the Company has responded to the needs and reasonable expectations of all shareholders by this entitlements issue, the key terms of which are:

- 1 new share for every 7 shares held
- Price of 32 cents per share
- Shareholders who participate in the issue will also receive 1 free option for every 2 shares taken up. Each option will entitle the holder to subscribe for 1 fully paid share at the exercise price of 50 cents at any time prior to 5.00pm (Adelaide time) on 31 July 2007.
- Prospectus will be mailed to shareholders approximately 11 March 2004

As stated in the 23 February 2004 announcement, the key commercial terms of the placement and the entitlements issue are the same.

The combination of this placement and shareholders' entitlements issue has been structured by the Bionomics' Board to ensure the certainty of a capital raising of $6 million, whilst also giving existing shareholders the right to participate in the capital raising.

The funds raised by this placement and shareholders' entitlements issue will be used to fast track the Company's epilepsy and anxiety drug discovery programs. Bionomics' drug discovery program is focussed on the GABA receptor and utilizes the Company's genomics-driven drug discovery platform ionX®, including Bionomics' proprietary animal models of human inherited epilepsy.

Issues of Options

The meeting will also consider approving the following issues of options made or proposed to be made by the Company:

- As part of the institutional placement, the ordinary shares issued and proposed to be issued will include one free listed option for every two new ordinary shares issued.

- The Company proposes to issue share options to Professor Ashley Dunn, a member of Bionomics Scientific Advisory Board, as part of his remuneration. The purpose of these options is to further align the interests of Professor Dunn with those of the Company.

- The Company has issued share options to BNY Capital Markets Inc and Gray Wolf

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Partners, LLC. These options were issued pursuant to the Equity Line Finance Facility established with the Bank of New York Capital Markets Inc entered into in July 2003.

- The Company has issued share options to Dr Steven Petrou, Vice President CNS Research, in recognition of services rendered to the Company. The purpose of these options is to further align the interests of Dr Petrou with those of the Company.

The purpose and implications of the Resolutions to be considered at the Extraordinary General Meeting are set out in the Explanatory Notes that accompany the enclosed Notice of Extraordinary General Meeting, particularly in the section entitled "ASX Listing Rule requirements and this Meeting".

I urge you to carefully consider the Explanatory Notes because they contain important information that is relevant to your decision on how to vote at the Extraordinary General Meeting.

The Board of Directors unanimously supports these Resolutions and looks forward to your attendance at the meeting. If you are unable to attend the meeting in person, I encourage you to return the enclosed proxy form. The proxy form should be returned in the envelope provided, or faxed to our Share Registry on (08) 8236 2305 so that it is received by 10.30 am on Monday 29 March 2004.

Yours sincerely

[signature]

Fraser Ainsworth AM
Chairman

Bionomics Limited

1 March 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per. Jill Mashado
Company Secretary

BIONOMICS LIMITED

ABN 53 075 582 740

PROSPECTUS

Non-Renounceable Entitlements Issue to Shareholders

To raise approximately $2.283 million

---

1 New Share for every 7 Shares

$0.32 (Thirty Two cents) per New Share

PLUS 1 FREE ATTACHING NEW OPTION

for every 2 New Shares

Exercisable at $0.50 (Fifty cents) per Share

on or before 31 July 2007

CLOSING DATE: 30 March 2004

This Entitlements Issue is underwritten by Intersuisse Limited ABN 14 002 918 247.

This document is important and requires your immediate attention. Carefully read this Prospectus in full and consult your stockbroker, solicitor, accountant or other financial adviser if you are in any doubt as to how to deal with it.

Any investment in **Bionomics Limited** should be considered as **speculative.**

SUMMARY

OPERATIONAL HIGHLIGHTS

- Bionomics aims to be a world leader in genomics-based drug discovery and diagnostic product development in its core areas of central nervous system ("CNS") disorders and cancer.
- Bionomics' substantial intellectual property portfolio covers over 500 genes, being over 1% of the human genome, which provides a solid base for its drug discovery program and further revenue generating opportunities.
- Bionomics' move to translate its gene discovery success to drug discovery and diagnostic developments includes:
  - Development of gene based epilepsy diagnostic products in partnership with Nanogen.
  - Extension of Bionomics' proprietary ionX® platform to discover drugs to treat anxiety.
  - Development by Bionomics' CNS research team of the world's first animal models for inherited human epilepsy.
- In February 2004, Bionomics announced a drug discovery collaboration with the Walter and Eliza Hall Institute ("WEHI") focussing on the identification of lead molecules for the treatment of epilepsy and anxiety.

PURPOSE OF ISSUE

- The funds raised from this Offer will enable the Company to accelerate its drug candidate screening in epilepsy and cancer.
- In addition, the capital raising will enable the expansion of Bionomics' drug discovery program to examine other CNS disorders such as anxiety.
- Bionomics proposes to expand its research and clinical networks in the US to enhance its drug discovery efforts.

TERMS OF OFFER

- This Offer to shareholders is a 1 for 7 Entitlements Issue at 32 cents per share. Entitlements will be based on registered shareholdings on 9 March 2004.
- Shareholders also have the opportunity to apply for Additional Shares beyond their Entitlement.
- Shareholders will receive 1 free New Option for every 2 New Shares issued under the Offer inclusive of any Additional Shares. The New Options will be listed on ASX and exercisable at 50 cents through to and including 31 July 2007.

ACTION REQUIRED BY SHAREHOLDERS

- Once you have reviewed this Prospectus and made your investment decision, please complete the attached application form.
- Post back your application form and full payment in the self addressed envelope attached to this Prospectus to Computershare Investor Services Pty Ltd (Bionomics' Share Registry) at the address shown on page 8.
- Ensure your application form and full payment is received by Computershare by 30 March 2004. Applications received after that date cannot be accepted.

Further information on action required by shareholders is detailed in Section 2.

Contact: Bionomics Limited Telephone: 08 8354 6100

Intersuisse Limited (Underwriter and Broker to the Issue)
Telephone: Melbourne (03) 9629 8288
Sydney (02) 9233 2100

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LETTER FROM THE CHAIRMAN
27 February 2004

Dear Shareholder

On behalf of the Directors, I am pleased to offer you the opportunity to add to your investment in Bionomics Limited ("**Bionomics**") through this pro-rata entitlements offer to shareholders of ordinary shares and attaching options. This Offer will raise approximately $2.28 million, which, in conjunction with an institutional placement completed prior to this Offer, will raise approximately $6.27 million.

The Board places great importance on providing shareholders with an opportunity to participate in the Company's fundraising. Following strong support from new and existing institutional shareholders to the placement, this Offer invites shareholders to acquire, on the same terms as the placement was made, additional shares at a 15.4% discount to the 3 day average closing price as at 18 February 2004, plus receive a bonus 1 for 2 option exercisable at 50 cents, on or before 31 July 2007.

While you will find a detailed description of the use of the funds set out in section 1.3, let me outline the strategic business context in which this Offer is being made.

The last 12 months has seen substantial progress and milestone achievement in the discovery and development of gene-based treatments and diagnostic products for diseases of the central nervous system (in particular epilepsy) and cancer using Bionomics' proprietary platforms, ionX® and Angene™.

In addition, the Company has continued to build its intellectual property portfolio. The use of patents is fundamental to Bionomics' strategy as they position the Company as a partner of choice for pharmaceutical companies and large biotechnology companies. Bionomics is actively seeking collaborative partnerships for both the drug discovery and diagnostic opportunities that have been identified from its research in cancer and epilepsy.

In addition to partnerships, Bionomics has sought to build its own drug discovery capabilities to ensure that the Company is able to fully capitalise on its genomic discoveries and, in particular, its pre-eminent position in the epilepsy field by undertaking the discovery of new drugs to treat epilepsy. Epilepsy is a serious condition with a large unmet clinical need.

Investment in Bionomics should be considered to be speculative in nature. I urge you to read the Prospectus carefully before making an investment decision, paying particular attention to the risks associated with Bionomics' business as described in section 5.

Your Board firmly believes that the maintenance of a solid financial platform is a prerequisite to Bionomics' research and commercialisation efforts.

I intend to take up my entitlements in full and I invite you to consider this investment opportunity.

On behalf of the Board I thank all shareholders for their loyalty and support.

Yours sincerely

J. Ainsworth

Fraser Ainsworth AM

Chairman

1. DETAILS OF THIS ENTITLEMENTS ISSUE

1.1 This Entitlements Capital Raising

Bionomics will make a Non-Renounceable Entitlements Issue of New Shares on the basis of 1 New Share for every 7 Shares held at a price of $0.32 per New Share to shareholders who are registered as at the Record Date, 9 March 2004.

Shareholders who participate in the Issue will also receive 1 New Option for every 2 New Shares acquired under this Prospectus. The New Options will be listed on ASX and will be exercisable at a price of 50 cents on or before 31 July 2007.

The total number of New Shares and New Options to be issued pursuant to this Entitlements Issue will be approximately 7,132,947 and 3,566,474 respectively depending on rounding-up of individual holdings. The gross proceeds (before costs) of this Entitlements Issue will be approximately $2.283 million. The costs associated with this Entitlements Issue are estimated at $257,000.

This Entitlements Issue is fully underwritten by Intersuisse Limited.

The number of New Shares and New Options to which you are entitled is shown on the accompanying Entitlement and Acceptance Form. Fractional entitlements to New Shares and New Options will be rounded up to the nearest whole number. The Closing Date and time for acceptance and payment is 5.00 pm Adelaide time on 30 March 2004. The Underwriter in consultation with the Company reserves the right to extend the Closing Date.

1.2 Applying for Additional New Shares – Over Subscriptions

Shareholders may wish to apply for more New Shares than the number shown on their Entitlement and Acceptance Form. That is, they may wish to apply for Additional Shares. To do this, please complete the *"Additional Shares"* section on the Entitlement and Acceptance Form.

The same payment terms apply to applications for Additional Shares as apply for New Shares accepted as part of your Entitlement.

No Shareholder is assured of receiving any Additional Shares.

If applications for Additional Shares exceed the Additional Shares available, the Underwriter (in consultation with the Company) reserves the right to scale back the number of Additional Shares available to each Shareholder at its discretion.

Additional Shares will not be issued to shareholders where to do so would involve a breach of the ASX Listing Rules or any applicable law.

1.3 Use of Funds

Bionomics is seeking additional funds to fast track its exciting epilepsy and anxiety drug discovery program. Additional funds are required if Bionomics is to reach its objective of identifying drug candidates.

The drug discovery program was initiated in July 2003 and in a short time much progress has been made towards its aim of building this capability and ultimately identifying drug candidates for the effective and safe treatment of epilepsy. This progress has included the development of a further proprietary animal model (mouse) for epilepsy that displays absence seizures. Absence seizures in humans show a characteristic EEG pattern which is also found in the Bionomics' mice. Together with the model of tonic-clonic seizures that are triggered by auditory stimuli, Bionomics believes this new animal model will provide a valuable tool for assessing the efficacy of new anti-epileptic drug candidates discovered by Bionomics.

In the next phase of drug discovery build up, Bionomics will access compound libraries and chemistry capabilities in order to move further in this effort. Bionomics believes that taking these next steps will provide maximum return from the gene discovery undertaken by the Company to date due to the strong demand by pharmaceutical companies for potential new therapeutic compounds. The drug candidates identified by Bionomics may also be relevant in the treatment of other neurological conditions, such as anxiety in addition to epilepsy, based on Bionomics' proprietary high throughput screening platform.

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1.4 Your Entitlement to Participate in the Issue and the Record Date

The Record Date for the purpose of the Issue is 9 March 2004. Persons who, on the Record Date, are registered as the holders of Shares, will be entitled to participate in the Issue. In accordance with ASX Listing Rule 7.12, a buyer under a contract note from a member organisation of ASX on or before the Record Date will be entitled to participate in the Issue provided a certified copy of the contract note is provided. The number of New Shares and New Options to which you are entitled is shown on the accompanying Entitlement and Acceptance Form. Fractional entitlements have been rounded up.

Shareholders may apply for New Shares in excess of their Entitlement. New Shares may become available to the extent that other existing shareholders do not take up their full Entitlements. If you wish to apply for New Shares in excess of your Entitlement, you should indicate the number of Additional Shares you wish to apply for in the place provided for on the Entitlement and Acceptance Form. The Underwriter, after consulting with the Company, reserves the right to issue any Shortfall at its discretion.

1.5 Closing Date

The Company will accept applications from the date of this Prospectus until 5.00 pm Adelaide time on 30 March 2004 or such other date as the Underwriter, in consultation with the Company, in its absolute discretion determines subject to the requirements of the ASX Listing Rules.

1.6 Ranking

The New Shares will, from the time they are issued, rank equally with existing Shares. A summary of the rights attaching to the New Shares and New Options is set out in section 6 of this Prospectus.

1.7 ASX listing

Bionomics will apply for the New Shares and the New Options to be listed for quotation on the Official List of the ASX within 7 days of the date of this Prospectus.

The fact that the ASX may grant official quotation of New Shares and or New Options is not to be taken in any way as an indication of the merits of Bionomics or the New Shares or New Options issued under this Entitlements Issue.

If approval is not granted by the ASX within three (3) months after the date of this Prospectus, Bionomics will not issue any New Shares or New Options and will repay all application monies within the time prescribed under the Corporations Act, without interest.

1.8 Issue of New Shares and New Options

Bionomics expects to issue the New Shares and New Options on or before 21 April 2004. No issue of New Shares or New Options will be made until permission is granted for quotation of the New Shares and New Options on the ASX.

Application monies will be held in trust for applicants in a subscription account until New Shares and New Options are allotted to such applicants.

1.9 No Rights trading

This Issue is Non-Renounceable, which means that Entitlements cannot be transferred or traded on the ASX.

1.10 Market Prices of Shares

The lowest and highest market sale prices of Bionomics' Shares on ASX during the 6 months immediately preceding the lodgement date of this Prospectus are shown in the table below:

	High Cents	Low Cents	Last Sale Cents	Volume Traded
August 2003	45.0	32.0	35.0	2,746,237
September 2003	46.0	34.0	35.0	3,232,240
October 2003	41.0	32.5	32.5	2,033,590
November 2003	35.0	27.0	31.0	813,399
December 2003	33.0	27.0	32.0	646,927
January 2004	40.0	31.5	37.0	4,004,684
February 2004*	43.0	30.0	32.0	1,781,763

* to 26 February 2004

The last sale price for Shares on the ASX on 26 February 2004 (being the day prior to the date of this Prospectus) was thirty two cents ($0.32).

1.11 Excluded Shareholders

The Offer is not being made to any Shareholder whose registered address is outside Australia or New Zealand ("**Excluded Shareholders**").

The Company has decided that it is unreasonable to make the Offer to Excluded Shareholders, having regard to the number of Excluded Shareholders, the number and value of New Shares and New Options they would be offered, and the costs of complying with the relevant requirements in those places.

1.12 Underwriting

This Entitlements Issue is underwritten by Intersuisse Limited pursuant to an Underwriting Agreement dated 27 February 2004. Details of the Underwriting Agreement are set out in Section 7.4 of this Prospectus.

1.13 CHESS

Bionomics participates in the Clearing House Electronic Sub-register System, known as CHESS. ASX Settlement and Transfer Corporation Pty Ltd (ASTS), a wholly owned subsidiary of ASX, operates CHESS in accordance with the ASX Listing Rules and Securities Clearing House Business Rules. Under CHESS, shareholders will not receive a certificate but will receive a holding statement for the New Shares and New Options.

1.14 Professional Advice

If you are in any doubt as to whether to accept this Offer, please contact your stockbroker or financial or other professional advisor.

2. ACTION REQUIRED BY SHAREHOLDERS

2.1 What you may do

(a) The number of New Shares and New Options to which you are entitled is shown on the accompanying Entitlement and Acceptance Form. You may take up any of the following:

- **all** of your Entitlement;
- **all** of your Entitlement and apply for Additional Shares;
- **part** of your Entitlement and allow the balance to lapse; or
- **none** of your Entitlement.

(b) If you wish to take up:

- **ALL** of your Entitlement; or
- **ALL** of your Entitlement and apply for Additional Shares.

Complete the accompanying Entitlement and Acceptance Form in accordance with the instructions set out on the Form. Forward your completed Form together with your cheque or bank cheque made out to "Bionomics Limited Entitlements Issue Trust Account" for the amount shown on the Form to reach the Company's share registry (Computershare Investor Services Pty Ltd) at the address shown below by 5.00 pm Adelaide time on the Closing Date. The Closing Date is 30 March 2004, but the Underwriter and the Company reserve the right to extend the Closing Date for the Offer.

Bionomics Limited
C/- Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000

Enquiries: Telephone 1300 556 161 (In Australia)
61 3 9615 5970 (Outside Australia)

For further information you may contact Intersuisse Limited, underwriter and broker to the Entitlements Issue and a participating organisation of the Australian Stock Exchange, in Melbourne (03) 9629 8288 or Sydney (02) 9233 2100.

(c) If you wish to take up **PART** of your Entitlement and allow the balance to lapse:

Complete the section of the accompanying Entitlement and Acceptance Form in respect of the number of New Shares you wish to take up in accordance with the instructions set out on the Form. Forward your completed Form together with your cheque or bank cheque made out to "Bionomics Limited Entitlements Issue Trust Account" for the amount payable to reach the Company's share registry (Computershare Investor Services Pty Ltd) (at the address shown above) by 5.00 pm Adelaide time on the Closing Date 30 March 2004.

If you allow the balance to lapse, the effect of doing so is as follows. Entitlements are Non-Renounceable, which means that shareholders who do not wish to take up some or all of the Offer will forfeit their Entitlements. If you decide not to take up all or part of your entitlement to New Shares, the Entitlements, to the extent not taken up, will lapse. The Underwriter reserves the right to issue any Shortfall at its discretion and you will receive no benefit.

(d) If you wish to take up **NONE** of your Entitlement and thus allow it to lapse:

You need do nothing.

2.2 Payment

Acceptance of New Shares and applications for Additional Shares must be accompanied by payment in full of the total price of $0.32 per New Share.

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Payments will only be accepted in Australian currency and as follows:

- bank cheque drawn on and payable at any Australian bank; or
- personal cheque drawn on and payable at any Australian bank.

Cheques or bank cheques should be made payable to **"Bionomics Limited Entitlements Issue Trust Account"** and crossed **"Not Negotiable"**. Shareholders must not forward cash. Receipts for payment will not be issued or forwarded.

2.3 Enquiries

For further instructions, please refer to the accompanying Entitlement and Acceptance Form.

For information regarding your holding of Bionomics Shares, change of address or other registry matters, please contact:

Computershare Investors Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA 5000
Telephone 1300 556 161 (In Australia)
61 3 9615 5970 (Outside Australia)
Email: web.queries@computershare.com.au

For enquiries about this Prospectus or other enquiries, please contact:

Bionomics Limited
31 Dalgleish Street
Thebarton SA 5031
Australia

Telephone: 61 8 8354 6100
Facsimile: 61 8 8354 6199

Email: shareissue@bionomics.com.au
Web Address: www.bionomics.com.au

Intersuisse Limited
Level 7, 530 Collins Street
Melbourne VIC 3000
Australia

Telephone: 61 3 9629 8288
Facsimile: 61 3 9629 8882

Level 7, 5 Elizabeth Street
Sydney NSW 2000
Telephone: 61 2 9233 2100
Facsimile: 61 2 9233 2117

E-mail: bionomics@intersuisse.com.au

3. BIONOMICS' BUSINESS

An overview of Bionomics' business and the performance of its research programs over the last year is documented below. This information should be read in conjunction with Bionomics' 2003 Annual Report issued on 3 September 2003.

Bionomics continues to move rapidly towards its goal of translating gene discoveries into new medical treatments and diagnostic products for CNS disorders and for cancer.

Bionomics has created two discovery platforms – ionX® for CNS disorders, including epilepsy, and Angene™, Bionomics' proprietary platform for angiogenesis related conditions including cancer. Bionomics and its partners will utilise these drug discovery platforms in the search for new treatments and diagnostic tests. The platforms comprise patented gene discoveries, validated drug targets and patented animal models for drug discovery, including Bionomics' models of inherited epilepsy.

Bionomics' intellectual property portfolio continues to grow in line with the progress evident in its research programs. Through Bionomics' pre-eminence in the epilepsy genetics arena, Bionomics' patent portfolio provides it with the appropriate foundation upon which to undertake the discovery of new drugs to treat epilepsy.

In Bionomics' angiogenesis program, its scientists were able to discover 163 novel genes associated with this important disease process. Many of the genes discovered via this program are in major drug target classes, including kinases, proteases and cell surface receptors. These discoveries and subsequent patent filings substantially augment Bionomics' intellectual property portfolio and provide additional future innovative partnership opportunities for its Angene™ platform. Developments from this platform may result in new treatments for cancer, as well as for inflammatory and cardiovascular diseases.

In Bionomics' breast cancer program, a number of patent filings have progressed to the international phases of examination. Furthermore, as part of Bionomics' research in this area, screening for novel oncogenes commenced in July 2002. A R&D Start Grant of $1.74 million through to December 2004 supports this program.

Epilepsy Drug Discovery

The building of Bionomics' epilepsy drug discovery program commenced in the second half of 2003 with receipt of the initial tranche of a $2.87 million R&D Start Grant which is available for 2 years, to June 2005. The award of this grant has enabled Bionomics to advance one of its GABA receptor gene discoveries to the drug discovery phase. The drug discovery program is designed to utilise the unique attributes of Bionomics' proprietary ionX® platform to maximise the commercial value for shareholders of Bionomics' gene discoveries in this field. The aim of this program is to create new treatments not only for epilepsy but also for anxiety and other serious CNS conditions.

Via this program, Bionomics hopes to develop novel lead drug candidates that will be available for further development by Bionomics or its partners. The market for drug candidates for pharmaceutical development is strong. In the current market, pharmaceutical companies seek to acquire new drugs supported by strong proprietary positions. In the Company's view, its ionX® platform will provide a global competitive advantage to Bionomics in the discovery and development of novel drugs to treat CNS conditions.

In 2001, the global CNS market was the second largest sector of the pharmaceuticals market, valued at US$52 billion. In the seven major pharmaceutical markets, some seven million patients suffer from epilepsy, with approximately two million patients inadequately treated. Through its internal programs and partnerships in epilepsy research, Bionomics considers it is in a strong position to be able to capitalise on these substantial market opportunities.

Epilepsy Diagnostic Opportunities

Biotechnology, and genomics in particular, has the ability to revolutionise the diagnosis of serious medical conditions and Bionomics is contributing to the development of these new approaches through its key partnerships and licensing agreements.

Bionomics' gene research is now leading to the development of new molecular diagnostic tests for epilepsy. Bionomics' research in this area is aimed at improving the diagnosis of epilepsy, which Bionomics hopes will lead to safer and more effective treatment. The diagnosis of epilepsy can be extremely time intensive and carry high medical costs, with incorrect diagnosis leading to serious adverse

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effects and, in extreme cases, death. The Company's initial focus is the development of a diagnostic test for Severe Myoclonic Epilepsy of Infancy (SMEI). Children with SMEI present with febrile seizures that may cause developmental delays, brain damage and death in a high proportion of affected infants. The diagnosis of SMEI is difficult using currently available methods and certain anti-epileptic drugs are known to exacerbate seizures. A gene-based test for SMEI could have significant benefits for both patient and clinician. A large clinical study in patients with SMEI is being undertaken by Bionomics and its collaborators at the Women's and Children's Hospital, Adelaide and is anticipated to be completed by April 2004. It is hoped the results of the study will support commercialisation of a gene-based diagnostic test utilizing Bionomics' intellectual property.

Bionomics' first diagnostic partnership is with Nanogen Inc., a leading provider of molecular diagnostic products. The development program utilises Nanogen's NanoChip® Molecular Biology Workstation and Bionomics' patented epilepsy gene discoveries. Bionomics is seeking additional diagnostic partnerships as part of its commercialisation strategy.

Bionomics' commitment to delivering the benefits of the genomics revolution to sufferers of epilepsy is further shown by its collaboration with the Howard Florey Institute of Experimental Physiology with respect to CNS research. This relationship complements Bionomics' longstanding and highly productive relationships with the Women's and Children's Hospital, Adelaide and the University of Melbourne in relation to epilepsy research.

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4. EFFECT OF THIS ENTITLEMENTS ISSUE ON BIONOMICS LIMITED

4.1 Effect of Entitlements Issue

As at the date of this Prospectus, Bionomics has 49,930,632 fully paid Shares (inclusive of the 6,230,000 Shares being issued via the placement announced on 23 February 2004) and 9,115,933 Options on issue.

An additional 6,230,000 Shares and 6,230,000 Options are expected to be issued as part of the placement announcement on 23 February 2004. The issue of these additional Shares and Options is subject to shareholder approval. A shareholders meeting is expected to be held on 31 March 2004 to approve the issuance of these Shares and Options.

Under this Entitlements Issue approximately 7,132,947 New Shares and 3,566,474 New Options will be issued. Accordingly, on completion of this Entitlements Issue and shareholder approval of additional placement Shares and Options (assuming there is no conversion of any existing Options), the total number of Shares on issue will be approximately 63,293,579 and the total number of Options on issue will be approximately 18,912,407.

The proceeds from this Entitlements Issue, excluding any receipts from New Options and before allowing for expenses, will amount to approximately $2.283 million. Expenses are estimated to be approximately $257,000.

In the event that all 3,566,474 New Options offered under this Prospectus are exercised, Bionomics would receive approximately an additional $1.783 million.

4.2 Pro Forma Statement of Financial Position

Set out below is a pro forma statement of financial position as at 31 December 2003 adjusted to reflect the Entitlements Issue and the recent placement of Shares announced on 23 February 2004.

Description $000's	Audited Statement of Financial Position Jun-03	Statement of Financial Position Dec-03	Impact of Placement *	Impact of Entitlements Issue **	Proforma Statement of Financial Position Dec-03
Assets					
Cash assets	$6,071	$4,957	$3,748	$2,025	$10,730
Other current assets	$132	$177			$177
Property, plant & equipment	$6,311	$6,149			$6,149
Intangible assets	$57	$36			$36
Total Assets	**$12,571**	**$11,319**	**$3,748**	**$2,025**	**$17,092**
Liabilities					
Payables	$350	$672			$672
Current interest bearing liabilities	$508	$508			$508
Other current liabilities	$372	$586			$586
Non current liabilities	$50	$50			$50
Non current interest bearing liabilities	$4,576	$4,576			$4,576
Total Liabilities	**$5,856**	**$6,392**	**$0**	**$0**	**$6,392**
Net Assets	**$6,715**	**$4,927**	**$3,748**	**$2,025**	**$10,700**
Contributed Equity	$20,365	$20,412	$3,748	$2,025	$26,185
Accumulated losses	-$13,650	-$15,485			-$15,485
Shareholder Equity	**$6,715**	**$4,927**	**$3,748**	**$2,025**	**$10,700**

* Net of Expenses of $239,000

** Net of Expenses of $257,000

The net effect of this Entitlements Issue will be to increase the cash held by Bionomics by approximately $2.025 million.

5. RISK FACTORS

There are general risks with any investment in the stock market. The value of New Shares or New Options may rise or fall depending upon a range of factors and stock market conditions, that are unrelated to Bionomics' financial performance. Therefore, if an investor decides to sell New Shares or New Options, the amount received may be higher or lower than the amount of the original investment.

In addition to the above, there are a number of specific risks concerning Bionomics of which potential investors should be aware. The following is not an exhaustive summary but points to some of the risks that are relevant to a biotechnology company. Any one or a combination of such risks could affect Bionomics adversely and thus the value of any investment in Bionomics. The Board is unable to speculate as to the extent of such adversity, and thus an investment in Bionomics should be regarded as speculative.

5.1 General Risk Factors

Economic Conditions - The performance of Bionomics may be significantly affected by changes in economic conditions, and particularly conditions that affect the Australian and global biotech industries. Profitability of the business may also be affected by factors such as market conditions, interest rates, inflation and consumer demand.

Geo-political Factors - Bionomics may be affected by the impact that geo-political factors have on the world or Australian economy or on financial markets and investments generally or specifically. This may include terrorist type activities and governmental responses to such activities.

Government Policies & Legislation – Bionomics may be affected by changes to government policies and legislation, including those relating to the biopharmaceutical and pharmaceutical industry, property, the environment, taxation, the regulation of trade practices and competition, R&D Start Grants and other incentive schemes. As Bionomics' target markets are global, this general risk factor may also include similar actions by offshore governments.

5.2 Specific Risk Factors

Change of Control – As of the date of this Prospectus, the number of Bionomics' shareholders is approximately 2,500 and the largest registered holder has less than 8% of the equity of Bionomics after the recently announced placement. Control of Bionomics could pass to an individual shareholder or group of shareholders through such shareholder(s) acquiring Shares in an on market or off market transaction. In the event of such a change of control, the Board or the management of Bionomics could change and the strategic direction of Bionomics could change.

Key Personnel - The success of the Company will depend on its ability to continue to have access to the services of highly qualified scientific, technical and managerial personnel. Competition for such staff is intense. Further, some intellectual property and developed know-how resides in its scientific staff or others under contract. The loss of key staff could have a material adverse effect on Bionomics.

Dependence on Others - Bionomics depends for its present development on continuing availability of staff and laboratories at other institutions. In particular Bionomics has collaborative research relationships with several eminent Australian public institutions. In addition, the approval and conduct of clinical trials depends on partners that are prepared and qualified to initiate or undertake such trials and they will be pivotal in taking Bionomics' discoveries through to commercialisation. While Bionomics believes that its collaborative research partners and potential commercialisation partners have, or are expected to have, a strong motivation to succeed, progress will be, to an extent, in the hands of others.

Technological Uncertainty – Bionomics has a number of developments that may lead to commercial products. No assurances can be given that Bionomics' intellectual property, technology or development know-how will give rise to Bionomics or any Bionomics' licensees developing a successful commercial product.

Technological Change and Competition - The pharmaceutical and biotechnology industries are characterised by intense competition and rapid and significant technical change. Bionomics' competitors are worldwide and include major pharmaceutical, biopharmaceutical and chemical companies, universities and other research institutions. It is possible these competitors may pursue similar or different approaches that may be as successful or more successful than Bionomics' present or future approach or that of Bionomics' current or future licensees.

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Patents and Proprietary Technology – Bionomics holds, but may need to acquire additional licences to, certain patents and other technology. Patents grant an exclusive right for a fixed period of time and though, under certain conditions, it may be possible to obtain a fixed period extension, as time passes the value of the exclusive right diminishes. Different countries or jurisdictions grant varying periods of exclusive patent rights.

Commercialisation - The commercialisation of technology developed by Bionomics could require the licensing of technology from other entities. There can be no assurance that such licences will be obtained or if obtainable, will be on commercially acceptable terms to Bionomics.

Partnerships or Other Deals - The current strategy of Bionomics relies on commercialisation via licensing to assist in future financing and research and development. There can be no assurance that such licensing arrangements can be concluded within the time necessary or on terms that are believed by the Directors to be in the best interests of the shareholders or, if concluded, that they would provide the funds necessary for the continuing requirements of Bionomics.

In seeking commercial partnerships or other licensing deals, Bionomics may be subject to an offer to acquire all, a majority or some of its assets or an offer to shareholders for the acquisition of all or part of their Shares. There can be no assurance that such an offer would be on terms believed by the Directors to be in the best interest of Bionomics' shareholders.

Further, there can be no assurance that such commercial partnerships will progress or will progress on terms that are believed by the Directors to be in the best interests of Bionomics' shareholders.

Possible Volatility of Share Price - The stock market price of Bionomics' Shares has fluctuated significantly in the past two years. It is likely that the market price of Shares will fluctuate in the future. Announcements by Bionomics and others of scientific discoveries, technological innovation, commercial products, negotiations with third parties, patents or regulatory actions may have a significant effect on the market price of Shares. Further, the sale of a substantial number of Shares could depress the market price or, alternatively the purchase of a material number of Shares could increase the market price.

Government and Institutional Regulations - The production and marketing of bio-pharmaceutical products and of the research and development required are subject to extensive regulations on the part of both governments and regulatory bodies both in Australia and overseas countries. For example, the conduct of clinical trials is subject to complex regulation. There is no assurance that the necessary permissions, licences or authorisations will be available or continue to be available to Bionomics.

Manufacturing and Marketing - Bionomics does not currently manufacture or market any commercial products. It manufactures material for research and development purposes only. It does not possess any facilities for manufacture, other than for research and development purposes. The regulatory approval process to permit sale of products may take a number of years and requires substantial financial resources. Further, there is no certainty that any product developed could be produced in commercial quantities at reasonable costs or be successfully marketed.

Product and Trial Liability Insurance - The testing and marketing of human health care products entail an inherent risk of allegations of product liability. Bionomics currently has insurance in place in respect of its present scope of operations. There cannot be any assurance that claims will not be directed at Bionomics, its contractors or partners or that product liability insurance will be available either at all, or at reasonable cost, as and when, Bionomics or its partners commercialise any of Bionomics' developments.

Insurance and Indemnities - The Directors and officers of Bionomics have agreed to act in their respective capacities on the condition that Bionomics carries Director and Officer Liability Insurance. Due to the uncertainties associated with the insurance industry, there is no assurance that such insurance will continue to be attainable or, if it is attainable, it will be on acceptable terms and at a reasonable cost. In the event that such insurance is not available, the Company may not be able to retain Directors or officers and it may not be able to find persons willing to be appointed Directors or officers.

The Company also indemnifies certain individuals in respect to their activities associated with its research and development programs. Such indemnities are backed by insurance. There can be no assurance that such insurance will continue to be available for current research and development programs. There cannot be assurance that claims will not be directed at Bionomics, its contractors or partners or that the insurance that Bionomics has in place will be adequate, or can be maintained on acceptable terms including reasonable cost.

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Litigation - There is always the risk of litigation against Bionomics. The Board has in place procedures and policies to attempt to limit this risk. At the date of this Prospectus, there is no known litigation, threatened or otherwise against Bionomics.

Additional Financing Requirements - Further financing may be necessary to continue development of Bionomics' discovery platforms and intellectual property portfolio. Bionomics may seek to raise finance by further issues of Shares or through fund raising arrangements with other companies or entities. This could have the effect of diluting the equity holdings of existing Bionomics' shareholders.

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6. RIGHTS AND LIABILITIES ATTACHING TO NEW SHARES AND NEW OPTIONS

6.1 Rights and Liabilities Attaching to New Shares

Shares issued under this Prospectus will be ordinary shares in Bionomics. The rights attaching to Shares are:

(a) set out in the Constitution, a copy of which is available for inspection at the registered office of Bionomics in normal business hours; and

(b) in certain circumstances, regulated by the Corporations Act, the ASX Listing Rules, the Securities Clearing House ("**SCH**") Business Rules and the general law.

The following is a summary of the principal rights of ordinary shareholders of Bionomics.

Voting

Every shareholder present in person or by proxy, attorney, trustee or representative at a meeting of shareholders has one vote on a vote taken by a show of hands and, on a poll every shareholder who is present in person or by proxy, attorney, trustee or representative has one vote for every fully paid Share held by them, and a proportionate vote for every partly paid Share registered in such shareholder's name on Bionomics' share register, equivalent to the proportion of the amount paid (not credited) on the Share to the total amount paid and payable (excluding amounts credited) on that Share.

A poll may be demanded at a meeting by the chairperson of the meeting, by any five shareholders entitled to vote at the meeting, or by any one or more shareholders who are together entitled to not less than 5% of the votes that may be cast on the poll.

Dividends

Dividends are payable out of Bionomics' profits and are declared by the Directors. No dividends have been paid to date by Bionomics.

Transfer of Shares

A shareholder may transfer Shares by a market transfer in accordance with the electronic share registration and transfer system conducted in accordance with CHESS and approved by the Directors, or by an instrument in writing in a form approved by the ASX or in any other usual form or in any form approved by the Directors.

The Directors may refuse to register any paper based transfer of Shares, or request SCH to apply a holding lock to prevent a proper SCH transfer of Shares, where permitted or required by the ASX Listing Rules.

Meetings and Notice

Each shareholder is entitled to receive notice of and to attend general meetings of Bionomics and to receive all notices, accounts and other documents required to be sent to shareholders under the Constitution, the Corporations Act or the ASX Listing Rules.

The Directors must convene a general meeting when requisitioned by a shareholder in accordance with the Corporations Act.

Liquidation Rights

All Shares rank equally in the event of liquidation, subject to any amount remaining unpaid on a Share. Once all the liabilities of Bionomics are satisfied, a liquidator may, with the authority of a special resolution of shareholders, divide the whole or part of Bionomics' remaining assets amongst shareholders.

The liquidator may, with the sanction of a special resolution of shareholders, vest the whole or part of Bionomics' assets in trust for the benefit of the shareholders as the liquidator thinks fit, but no shareholder must accept any Shares in respect of which there is any liability.

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Shareholder Liability

Subject to the Corporations Act, the ASX Listing Rules and the Constitution, Bionomics will have a lien on any partly paid Share in respect of which there are unpaid monies, and may also exercise rights of forfeiture in relation to any partly paid Share in respect of which there are unpaid monies. Shares offered under this Prospectus will be fully paid and will not be subject to a lien or become liable for forfeiture.

Alteration of Constitution

The Constitution can only be amended by a special resolution passed by at least 75% of shareholders present and voting at the general meeting. At least 28 days written notice specifying the intention to propose the resolution as a special resolution must be given.

ASX Listing Rules

Despite anything required under the Constitution, no act may be undertaken that is prohibited by the ASX Listing Rules and nothing prevents an act being done that the ASX Listing Rules requires to be done. The Constitution is deemed to comply with the ASX Listing Rules as amended from time to time.

Issue of Further Shares

Subject to the Corporations Act, the ASX Listing Rules and the Constitution, the Directors may allot, issue, or dispose of Shares, including granting Options over unissued Shares, on such terms and conditions as they see fit.

Alteration of Capital

Subject to the provisions of the Corporations Act and the ASX Listing Rules, Bionomics may consolidate, divide or reduce its Share capital and may subdivide or cancel Shares.

Variation of Class Rights

Unless otherwise provided by the Constitution or by the terms of issue of a class of Shares, the rights attaching to any class of Shares may be varied or cancelled:

(a) with the consent in writing of the holders of at least 75% of the issued Shares included in that class; or

(b) with the sanction of a special resolution passed at a separate meeting of the holders of those Shares.

In either case, under the Corporations Act, the holders of not less than 10% of the votes in the class of Shares the rights of which have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to set aside such a variation or cancellation.

6.2 Rights and Liabilities Attaching to New Options

The rights and liabilities attaching to the New Options offered under this Prospectus arise from a combination of the terms of issue of the New Options, a copy of which is attached as Annexure A, and the Constitution. The Constitution may be inspected during normal business hours at Bionomics' registered office.

The key rights of the New Options are as follows:

Conversion to Ordinary Shares

The New Options entitle the holder to subscribe for Shares on the basis of 1 Share for each New Option at any time up to 5.00 pm Adelaide time on 31 July 2007. The exercise price of each of the New Options is $0.50.

Dividends

The New Options do not entitle the holder to dividends.

Meetings

The New Options do not entitle the holder to attend or vote at meetings of the Company.

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New Issues

New Option holders are not entitled to participate in new issues of Shares, Options or other securities in Bionomics, without first exercising their New Options.

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7. ADDITIONAL INFORMATION

7.1 Disclosing Entity

Bionomics is a "disclosing entity" for the purposes of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations.

Bionomics must disclose to ASX any information concerning Bionomics of which it becomes aware and which a reasonable person would expect to have a material effect on the price or value of Bionomics' securities.

Copies of documents lodged with ASIC in relation to Bionomics may be obtained from, or inspected at, the offices of ASIC.

7.2 Continuous Disclosure Prospectus

This is a "reduced content" prospectus prepared in accordance with section 713 of the Corporations Act.

Apart from formal matters, a "reduced content" prospectus need only contain information relating to the terms and conditions of the Offer, the effect of the Offer on Bionomics and the rights attaching to the New Shares and New Options. Other general information is not required to be included by a disclosing entity as the periodic reporting and continuous disclosure requirements applicable to disclosing entities mean that all this information should have previously been released to the market.

7.3 Availability of Documents

Bionomics will provide a copy of any of the following documents free of charge to any person who requires a copy during the offer period in relation to this Prospectus:-

- the financial statements of Bionomics for the year ended 30 June 2003 being the last audited financial statements for a financial year lodged in relation to Bionomics;
- the financial statements of Bionomics for the half year ended 31 December 2003 lodged in relation to Bionomics; and
- any announcements made by Bionomics to the ASX up to the date of this Prospectus, and since the date of lodgement of the annual financial statements for the year ended 30 June 2003, being:

Date Lodged	Summary Details of Announcement
11 September 2003	Bionomics Identifies new Epilepsy Gene
30 September 2003	Bionomics Epilepsy Research Published in Neurology
14 October 2003	New Epilepsy Diagnostic Patent
15 October 2003	File Patent on Breast Cancer Diagnostic
20 October 2003	Bionomics Cash flow for the Quarter ended 30 September 2003
20 October 2003	Lodgement of ASX Appendix 4C (Quarter ended 30 September 2003)
6 November 2003	Progression of Bionomics' Epilepsy Patent Application
25 November 2003	Bionomics' Epilepsy Research to be funded by NIH
2 December 2003	Further Advances in Bionomics' Epilepsy Program
15 December 2003	Epilepsy Collaboration with Brigham & Women's Hospital
8 January 2004	Key Epilepsy Patents Move Forward
20 January 2004	Lodgement of ASX 4C (Quarter ended 31 December 2003)

17 February 2004	Half Year Announcement for period ending 31 December 2003
23 February 2004	Bionomics' $6 million funding to accelerate drug discovery
25 February 2004	Bionomics and Walter and Eliza Hall Institute drug discovery collaboration

Copies of the above documents are also available on the Company's website at www.bionomics.com.au.

- any filings made by Bionomics to the ASX up to the date of this prospectus are documented in Annexure B to this Prospectus.

7.4 Underwriting Agreements

Bionomics has entered into an Underwriting Agreement with the Underwriter pursuant to which the Underwriter has agreed to underwrite the Offer.

Bionomics has agreed to pay the Underwriter an underwriting commission of 4% of the total funds raised under the Offer plus an administration fee of $35,000 and 2% Management Fee on total funds raised plus reasonable out of pocket expenses.

The Underwriter may terminate the Underwriting Agreement by notice to Bionomics at any time before the allotment of all of the New Shares and New Options upon the occurrence of any of the following events (although Bionomics has 5 business days to remedy an event mentioned in paragraph (a), (b), (d) or (m)):

(a) **(misleading information, omission or item)** the Underwriter becomes aware of information in respect of the issue or the Prospectus that (in its reasonable opinion) is untrue, incorrect or misleading in a material way or the Underwriter becomes aware of any omission or non-disclosure or there is made public any item, transaction or event of material nature not previously made public which the Underwriter reasonably considers to be material;

(b) **(Bionomics' default)** Bionomics defaults in the performance of its obligations under the Underwriting Agreement and the Underwriter reasonably considers that default to be material;

(c) **(material adverse change)** the occurrence or announcement of any material adverse change in the conditions, management or financial position, business operations or prospects of Bionomics (except in the context of a restructure of Bionomics to achieve objectives agreed with the Underwriter to facilitate the Issue) or any change in the Board of Directors or senior management of Bionomics without the Underwriter's prior written consent (which may not be unreasonably withheld);

(d) **(contravention of constitution or legislation)** Bionomics contravenes a provision of its constitution, any legislation relating to the securities industry or taxation, or the ASX Listing Rules;

(e) **(outbreak of hostilities)** a new outbreak of hostilities, major escalation of existing hostilities or significant new acts of terrorism involving Australia, Japan, the United Kingdom, the United States of America, Iran, North Korea, Canada, Indonesia, any member of OPEC, any country in the Middle East, China, Russia or any country of the CIS which (in the Underwriter's reasonable opinion) is likely to have a material adverse affect on the success of the Issue, the underwriting of the Issue or the financial position or prospects of Bionomics;

(f) **(changes in indices)** the Australian All Ordinaries Index, the S&P ASX 200, the Dow Jones Industrial Average, the NASDAQ Index or the S&P ASX 300 Health Care Index falls more than 7.5% from the date of the Underwriting Agreement;

(g) **(acquisition of relevant interest)** a person (other than an existing owner of Bionomics) acquires a relevant interest (as defined by the *Corporations Act 2001*) in more than 20% of Bionomics' issued share capital;

(h) **(introduction of laws)** a law is introduced into a Commonwealth or State Parliament or a prospective law or other measure is passed or becomes effective with the effect of restricting capital issues or company profits or imposing any excess profits, tax or any other measure that (in the Underwriter's reasonable opinion) is likely to have a material adverse affect on the success of the Issue, the underwriting of the Issue or the financial position or prospects of Bionomics;

(i) **(change in policy)** a law or budget is introduced into a Commonwealth or State Parliament or a prospective law or other measure is passed or becomes effective that affects, or a government authority adopts a major change in, monetary or fiscal policy;

(j) **(insolvency event)** Bionomics is wound up, suffers an act whereby it might be wound up, a meeting is called to consider a resolution for its winding up, proceedings are commenced against it that would materially impact upon or inhibit the carrying on of its business, or it becomes an externally administered body (as defined by the Corporations Act) (except any event required to restructure or structure Bionomics to achieve agreed objectives to facilitate the Issue);

(k) **(failure to comply with demand)** Bionomics fails to comply with a statutory demand or proceedings are commenced or threatened against it for its winding up;

(l) **(interest rate increase)** the interest rate for the issue of Australian government or semi-government securities increases more than 0.5% from the date of the Underwriting Agreement;

(m) **(breach of warranty)** Bionomics is in material breach of a warranty given to the Underwriter;

(n) **(ASIC orders)** ASIC issues a stop order or gives notice of an intention to hold a hearing in relation to the Prospectus;

(o) **(ASX quotation refused)** the ASX refuses to grant unconditional or conditional approval (provided such condition would not (in the Underwriter's reasonable opinion) have a material adverse effect of the success of the Issue of the underwriting of the Issue) for Official Quotation of the New Shares and New Options, or such approval is not granted before 5pm on the date 7 days after the Closing Date;

(p) **(non-complying Prospectus)** a court or ASIC concludes that the Prospectus fails to comply with the Corporations Act or any other applicable law;

(q) **(supplementary or replacement Prospectus)** a supplementary or replacement document in relation to the issue is required to be lodged by the Corporations Act that (in the Underwriter's reasonable opinion) is likely to have a material adverse affect on the success of the Issue, the underwriting of the Issue or the financial position or prospects of Bionomics;

(r) **(unsatisfactory due diligence)** Bionomics has not (in the Underwriter's reasonable opinion) taken all necessary step to satisfactorily complete ongoing due diligence; or

(s) **(breach of law)** there has been (in the Underwriter's reasonable opinion) a breach of the Corporations Act by the Company (including market misconduct) which may affect Bionomics' share price.

The other key terms of the Underwriting Agreement are:

- *Indemnity*

  Bionomics has indemnified the Underwriter (and its related bodies corporate, Directors, employees and agents) against any loss which may result from a breach of the Underwriting Agreement by Bionomics, a warranty given by Bionomics being untrue or incorrect, any misleading or deceptive statement or omission in connection with the Issue or in an announcement, advertisement or publicity made or distributed by Bionomics (or by the Underwriter with the consent of Bionomics), or any breach by Bionomics of the corporations law or ASX Listing Rules or other law.

- *Warranties and Representations*

  Bionomics has given the Underwriter warranties and representations in relation to Bionomics, the Prospectus and compliance with regulatory requirements.

7.5 Taxation

It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them by consulting their own professional tax advisers before investing in New Shares and New Options. Taxation consequences will depend on particular circumstances. Neither Bionomics nor any of its officers, employees, agents and advisers accepts any liability or responsibility in respect of the taxation consequences connected with an investment in New Shares or New Options in Bionomics or dealing with an entitlement in this Entitlements Issue.

7.6 Directors' Interests

As at the date of this Prospectus, each of the Directors has a relevant interest in Shares and holds Options to acquire Shares as set out below:

Directors Name	Ordinary Shares	Options
Fraser Ainsworth	200,722	1,000,000
Dr Deborah Rathjen	216,666	2,200,000
Dr Christopher Henney	286,566	300,000
Peter Maddern	481,494	300,000
Dr George Morstyn	286,670	200,000

Note: Directors' interests disclosed above include Shares and Options in Bionomics held directly or beneficially by Directors of Bionomics or their associates.

Except as disclosed in this Prospectus, neither Bionomics nor any director or proposed director has, or in the past two years before the date of this Prospectus has had, any interest:

- in the formation or promotion of Bionomics;
- in any property acquired or proposed to be acquired by Bionomics in connection with this Entitlements Issue; or
- in this Entitlements Issue.

No amounts have been paid or agreed to be paid and no benefit has been given or agreed to be given to any Director or proposed Director either to induce them to become, or to qualify them as, a Director, or otherwise for services rendered by them in connection with the promotion or formation of Bionomics or in connection with this Entitlements Issue.

7.7 Remuneration

The Directors are entitled to the payment of fees, remuneration and expenses as set out in the Constitution. The Constitution provides, among other things, that the aggregate fees payable to Non-Executive Directors shall be approved by shareholders of Bionomics in general meeting. At present, the aggregate maximum sum approved by shareholders is $200,000.

7.8 Expenses

Bionomics estimates that the expenses of the Entitlements Issue payable by it, including fees and commissions payable to brokers and other licensed securities dealers (if any), ASX fees, adviser, legal and accounting fees and registry costs amount to approximately $257,000.

7.9 Directors' Consents

Each Director of Bionomics has given, and not withdrawn as at the date of this Prospectus, their consent to the lodgement of the Prospectus.

7.10 Consents to Being Named in this Prospectus

PricewaterhouseCoopers Securities Limited has given, and at the time of lodging this Prospectus, has not withdrawn its consent to be named as accounting advisor to Bionomics in the form and context in which it is named. PricewaterhouseCoopers Securities Limited takes no responsibility for any other part of this Prospectus other than references to its name.

Johnson Winter & Slattery has given, and at the time of lodging this Prospectus, has not withdrawn its consent to be named as legal advisers to Bionomics in the form and context in which it is named. Johnson Winter & Slattery takes no responsibility for any part of this Prospectus other than references to its name.

Intersuisse Corporate Pty Ltd has given, and at the time of lodging this Prospectus, has not withdrawn its consent to be named as corporate advisors to the Company in the form and context in which it is named. Intersuisse Corporate Pty Ltd takes no responsibility for any part of this Prospectus other than references to its name.

Intersuisse Limited has given, and at the time of lodging this Prospectus, has not withdrawn its consent to be named as underwriter and broker to the Offer in the form and context in which it is named. Intersuisse Limited takes no responsibility for any part of this Prospectus other than references to its name.

Computershare Investor Services Pty Ltd has given, and at the time of lodging this Prospectus, has not withdrawn its consent to be named as Share Registry for Bionomics in the form and context in which it is named. Computershare Investor Services Pty Ltd takes no responsibility for any part of this Prospectus other than references to its name.

7.11 Interests of Experts and Advisers

Johnson Winter & Slattery has acted as legal adviser to Bionomics in relation to the Offer. Johnson Winter & Slattery's fees for this work up to the date of lodgement of this Prospectus with ASIC are approximately $40,000 (plus any applicable GST which will be paid by Bionomics). Johnson Winter & Slattery will receive further fees for any additional work done determined on the basis of hours spent at its ordinary hourly rates.

Intersuisse Limited has acted as underwriter to the Offer, and Intersuisse Corporate Pty Ltd has acted as the corporate advisors to Bionomics. These companies will receive the fees set out in section 7.4 of this Prospectus. As at the date of this Prospectus, Intersuisse Limited and a company associated with it together hold 310,000 Shares, and will be issued with a further 310,000 Shares upon the placement announced on 23 February 2004 receiving shareholder approval.

PricewaterhouseCoopers Securities Limited has acted as accounting advisors to Bionomics in relation to the Offer. PricewaterhouseCoopers Securities Limited's fees for this work up to the date of lodgement of this Prospectus with ASIC are approximately $15,000 (plus any applicable GST which will be paid by Bionomics). PricewaterhouseCoopers Securities Limited will receive further fees for any additional work done determined on the basis of hours spent at its ordinary hourly rates.

Except as disclosed in this Prospectus, all persons named in this Prospectus as having performed services in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus do not have, or in the past two years have had, before the date of this Prospectus any interest in:

- the formation or promotion of Bionomics;
- any property acquired or proposed to be acquired by Bionomics in connection with this Entitlements Issue; or
- this Entitlements Issue.

No amounts have been paid or agreed to be paid and no benefit has been given or agreed to be given to any adviser for services rendered by him/her in connection with the promotion or formation of Bionomics or in connection with this Entitlements Issue except as disclosed in this Prospectus.

7.12 Documents Available for Inspection

The following documents are available for inspection without charge during normal business hours at the registered office of Bionomics Limited:

- Constitution of Bionomics
- All continuous disclosure notices lodged by Bionomics with ASX since the date of lodgement of the financial statements for the year ended 30 June 2003 as detailed in section 7.3.

7.13 Directors' Authorisation

This Prospectus is authorised by each of the Directors of Bionomics Limited.

Signed on behalf of Bionomics Limited on 27 February 2004, pursuant to a resolution of the Board dated 27 February 2004.

Dr Deborah Rathjen

Chief Executive Officer and Managing Director

8. DEFINITIONS

$	Australian dollars (and references to cents are to Australian cents).
Additional Shares or Additional New Shares	New Shares applied for in addition to the number shown on a shareholder's Entitlement and Acceptance Form which will be allocated at the sole discretion of the Underwriter.
ASIC	Australian Securities and Investments Commission.
ASX	Australian Stock Exchange Limited ABN 98 008 624 691.
ASX Listing Rules	The official ASX Listing Rules of ASX.
Bionomics or Company	Bionomics Limited ABN 53 075 582 740.
Board of Directors	The Board of Directors of Bionomics.
Business Day	An Australian business day that is not a Saturday, Sunday, or any other day which is a public holiday or bank holiday in the place where an act is to be performed or a payment is to be made.
Closing Date	30 March 2004 (unless extended).
Constitution	The Constitution of Bionomics Limited as amended from time to time.
Corporations Act	The Corporations Act (2001) (Cth) as amended from time to time.
Directors	The Directors of Bionomics.
Entitlements	The right to subscribe for New Shares and New Options pursuant to this Prospectus.
Entitlement & Acceptance Form or Form	The entitlement and acceptance form attached to this Prospectus.
Entitlements Issue or Issue	The issue by way of Non-Renounceable entitlements to New Shares and New Options pursuant to this Prospectus.
Excluded Shareholders	Shareholders of the Company with registered addresses in places outside Australia and New Zealand.
GST	Has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999.
New Option or New Options	The New Options to be issued pursuant to this Prospectus exercisable at $0.50 per Option exercisable through to 31 July 2007.
New Share or New Shares	The Shares to be issued pursuant to this Prospectus at $0.32 per Share.
Non-Renounceable	Entitlements cannot be transferred or traded on ASX.
Offer	*Offer of New Shares and New Options under this Prospectus.*
Options	Options to acquire Shares.
Prospectus	This prospectus dated 27 February 2004.

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Record Date	9 March 2004.
Shares	Ordinary shares in the capital of Bionomics.
Shortfall	Those New Shares not subscribed for by way of an Entitlement and Acceptance Form pursuant to this Prospectus by 5.00 pm (Adelaide time) on the Closing Date.
Stock Exchange	ASX.
Underwriter	Intersuisse Limited ABN 14 002 918 247.

9. CORPORATE DIRECTORY

Directors

- Mr Fraser Ainsworth AM – Chairman of the Board
- Dr Deborah Rathjen – Chief Executive Officer and Managing Director
- Dr Christopher Henney – Non-executive Director
- Mr Peter Maddern – Non-executive Director
- Dr George Morstyn – Non-executive Director

Company Secretary

- Mrs Jill Mashado

Executive Management

- Dr Deborah Rathjen – Chief Executive Officer and Managing Director
- Mr Lee Craker – Chief Financial Officer
- Mrs Jill Mashado – Company Secretary
- Mr Francis Placanica – Vice President of Business Development
- Dr Steve Petrou – Vice President of CNS Research
- Dr Mark Varney – Vice President of Drug Discovery

Registered Office

31 Dalgleish Street
Thebarton SA 5031
Australia

Telephone: 61 8 8354 6100
Facsimile: 61 8 8354 6199
E-mail info@bionomics.com.au
Web Address: www.bionomics.com.au

Share Registry

Computershare Investors Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA 5000
Telephone 1300 556 161 (in Australia)
61 8 9615 5970 (outside Australia)
Email: web.queries@computershare.com.au

Legal Advisers

Johnson Winter & Slattery
211 Victoria Square
Adelaide SA 5000
Australia

Telephone: 61 8 8239 7111
Facsimile: 61 8 8239 7100

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Accounting Advisors
PricewaterhouseCoopers Securities Limited
91 King William Street
Adelaide SA 5000

Telephone: 61 8 8218 7000

Facsimile: 61 8 8218 7999

Underwriter and Broker to the Issue
Intersuisse Limited
Level 7, 530 Collins Street
MELBOURNE VIC 3000

Telephone: 61 3 9629 8288
Facsimile: 61 3 9629 8882

Level 7, 5 Elizabeth Street
SYDNEY NSW 2000

Telephone: 61 2 9233 2100
Facsimile: 61 2 9233 2117

bionomics@intersuisse.com.au

Corporate Advisor
Intersuisse Corporate Pty Ltd
Level 7, 530 Collins Street
MELBOURNE VIC 3000

ANNEXURE A

CONDITIONS OF ISSUE – OPTIONS

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In these conditions the following expressions have the following meanings:

"**ASX**" means Australian Stock Exchange Limited.

"**ASX Listing Rules**" means the ASX Listing Rules of ASX except to the extent of any waiver by ASX of their application to the Company.

"**Bonus Issue**" has the meaning ascribed to it in Chapter 19 of the ASX Listing Rules.

"**Business Day**" has the meaning ascribed to it in Chapter 19 of the ASX Listing Rules.

"**Company**" means Bionomics Limited ABN 53 075 582 740

"**Corporations Act**" means *Corporations Act* 2001.

"**Exercise Notice**" has the meaning given in clause 3.1(a).

"**Exercise Period**" means, in relation to an Option, the period between the date of issue of the Option and 5.00 pm (Adelaide Time) on the relevant Expiry Date.

"**Exercise Price**" means, in relation to an Option, the amount of $0.50 (Fifty cents).

"**Expiry Date**" means 31 July 2007 according to the terms of issue of the relevant Option.

"**Holder**" means the holder of an Option.

"**Option**" means, at any time, an option to subscribe for 1 Share issued or granted by the Company subject to these conditions.

"**Register**" means the register of Holders of Options referred to in clause 6.1.

"**SCH**" has the meaning ascribed to it in Chapter 19 of the ASX Listing Rules.

"**SCH Business Rules**" means the business rules of SCH.

"**Share**" means a fully paid ordinary share in the capital of the Company.

1.2 Interpretation

In these conditions unless the context otherwise requires:

(a) Business Day. If any day appointed or specified by these conditions for the payment of any money or the doing of any act or thing falls on a day that is not a Business Day, the day so appointed or specified will be deemed to be the next day, which is a Business Day.

(b) Collective references. Reference to any thing (including any amount) is a reference to the whole or any part of it and a reference to a group of things or persons is a reference to any one or more of them.

(c) Defined expressions. If an expression is defined, other parts of speech or grammatical forms of the expression have a corresponding meaning.

(d) Gender. Words importing any gender include all genders.

(e) Headings. Headings are for ease of reference only and do not affect the interpretation of these conditions.

(f) Numbers. Words importing the singular include the plural and vice versa.

(g) Persons. References to persons include bodies corporate and any other entity.

(h) Reconstructed bodies. References to a body which has ceased to exist or has been reconstructed, amalgamated, reconstituted or merged, or the functions of which have become exercisable by any other person or body in its place, will be taken to refer to the person or body established or constituted in its place or the person or body by which its functions have become exercisable.

(i) Representatives and assigns. References to a person include the legal personal representatives, successors and assigns of that person.

(j) Statutory amendments. A reference to a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them (whether of the same or any other legislative authority having jurisdiction).

(k) Variation. References to these conditions or an agreement or document include the conditions, agreement or document as varied, changed or replaced from time to time.

(l) Writing. References to writing include any mode of representing or reproducing words in tangible and permanently visible form.

(m) Dollars. References to money is to Australian currency.

(n) No Limitation. References to “including” and similar expressions are not words of limitation.

2. ENTITLEMENT ON EXERCISE OF OPTIONS

2.1 Subject to these conditions, each Option entitles the Holder to subscribe for and be allotted one Share upon the exercise of an Option and payment to the Company of the relevant Exercise Price.

3. EXERCISE OF OPTIONS

3.1 Exercise Notice

(a) The Holder may at any time during the relevant Exercise Period give a notice ("**Exercise Notice**") to the Company requiring the Company to issue Shares on exercise of the Options. Upon request an Exercise Notice is available from the Company.

(b) An Exercise Notice must be in writing and must be delivered to the registered office of the Company (or such other place as the Company may notify Holders in writing) together with payment of the relevant Exercise Price for each of the Options exercised.

(c) The Directors of the Company may prescribe the form of an Exercise Notice, which must be given by a Holder in order to exercise an Option.

3.2 Issue of Shares

(a) On exercise of any Options, the Company must allot to the Holder the number of Shares for which the Options are exercised at the relevant Exercise Price.

(b) The Company must allot the Shares within 10 Business Days of receipt of the Exercise Notice.

(c) An Exercise Notice is only effective when the Company has received the full amount of the relevant Exercise Price for the Options exercised in cash or cleared funds.

3.3 Uncertificated Holding Statements

(a) The Company must send to the Holder a holding statement or other statement in respect of the Options so held and any Shares issued on exercise of those Options within the time and in accordance with the applicable provisions of the ASX Listing Rules, SCH Business Rules and the constitution of the Company.

(b) If required by the ASX Listing Rules, the Company must tell the Holder in writing of the relevant Exercise Price and Expiry Date of the Options within the time prescribed by the ASX Listing Rules after the first holding statement or other statement is sent.

3.4 Ranking of Shares Allotted on Exercise

Shares allotted upon exercise of Options will rank equally in all respects with all other issued Shares from the date of allotment and will be held subject to the constitution of the Company.

3.5 Lapse

(a) Any Option which has not been exercised by 5.00 pm (Adelaide time) on the relevant Expiry Date will lapse.

(b) An Exercise Notice is not effective if it is received by the Company after the expiration of the relevant Exercise Period.

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4. QUOTATION OF SHARES

4.1 If Shares in the Company are quoted on ASX at the time of exercise of the Options, the Company will make application to ASX for the number of Shares as corresponds to the number of Options exercised within 10 Business Days of the allotment of those Shares.

5. NEW AND BONUS ISSUES

5.1 General

(a) A Holder cannot participate in a new issue of securities in the Company without first exercising the Options.

(b) Holders who exercise their Options before the applicable record date for the new issue will be entitled to participate in that new issue.

(c) Except as expressly set out in these conditions, a Holder does not have any right to change the relevant Exercise Price of an Option or the number of Shares over which an Option can be exercised.

5.2 Bonus Issues

If there is a Bonus Issue to the holders of Shares in the Company then the number of Shares over which each Option is exercisable will be increased by the number of Shares, which the Holder would have received under the Bonus Issue if the Option had been exercised before the record date for the Bonus Issue.

5.3 *Reconstructions of Capital*

In the event of any reorganisation including subdivision, consolidation, reduction, return or cancellation of the issued capital of the Company on or prior to the relevant Expiry Date, the rights of a Holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules governing reorganisations in force at the time of the reorganisation.

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6. MAINTENANCE OF REGISTER AND TRANSFERS OF OPTIONS

6.1 Register of Holders of Options

(a) The Company will keep and maintain, or cause to be kept and maintained, a register of Holders of Options.

(b) The Company must ensure that the Register is maintained in compliance with the Corporations Act and all other applicable rules and requirements.

6.2 Transfers of Options

(a) Subject to the constitution of the Company, ASX Listing Rules and SCH Business Rules, all Options are transferable.

(b) Subject to clause 7.2, the provisions of the constitution of the Company relating to a transfer of Shares apply, with necessary alterations, to a transfer of Options.

7. MISCELLANEOUS

7.1 Severance

(a) If a provision of these conditions or its application to any person or circumstance is or becomes invalid, illegal or unenforceable then the provision must, as far as possible, be interpreted as narrowly as possible to ensure that it is not illegal, invalid or unenforceable.

(b) If any provision or part of it cannot be so interpreted, then the provision or its part is taken to be void and severable. The remaining provisions of these conditions are not affected or impaired in any way.

7.2 Holders Bound by Constitution

A Holder is bound by these conditions and the constitution of the Company insofar as the constitution relates to or governs the Options.

7.3 Waiver and Variation

(a) Subject to the ASX Listing Rules, SCH Business Rules and the constitution of the Company, the Directors of the Company may by resolution:

(i) waive strict compliance with any of these conditions; or

(ii) add to, vary or otherwise change any of these conditions for any reason including to ensure compliance with the ASX Listing Rules either generally in relation to all Holders or as they apply to a particular Holder.

(b) Any waiver, addition, variation or other change under clause 7.3(a) must not be made unless:

(i) any Holder effected by the waiver, addition, variation or other change so consents in writing; or

(ii) the Directors of the Company reasonably consider that the waiver, addition, variation or other change is required to ensure compliance with the ASX Listing Rules or any law or requirement binding on the Company or does not adversely affect a Holder's rights under these conditions.

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7.4 Notice of Expiry

The Company must send a Holder before the relevant Expiry Date of the Options any notice required by Appendix 6A.6 of the ASX Listing Rules to be sent to Holders.

7.5 Governing Law

(a) These conditions are to be construed according to and is governed by the laws of South Australia.

(b) Each of the Company and the Holder submits to the exclusive jurisdiction of the courts in and of South Australia in relation to any dispute arising under these conditions.

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ANNEXURE B

ASX FILINGS SINCE 3 SEPTEMBER 2003

1	Appendix 3B – Issue to Members of SAB as Part of Fee	15 September 2003
2	Notice of Annual General Meeting to ASX	16 September 2003
3	Annual Report	25 September 2003
4	Notice of Annual General Meeting	25 September 2003
5	Explanatory Notes re AGM	25 September 2003
6	Sample Proxy Form re AGM	25 September 2003
7	Chairman Letter re AGM	25 September 2003
8	Appendix 4C – Commitments Test Entity – First Quarter Report	20 October 2003
9	Chairman's and CEO's Address to Shareholders / Presentation	6 November 2003
10	Results of Meeting	6 November 2003
11	Appendix 3B – Issue of shares to Directors	7 November 2003
12	Appendix 3Y – Change of Director's Interest Notice – Christopher Henney	7 November 2003
13	Appendix 3Y – Change of Director's Interest Notice – Fraser Ainsworth	7 November 2003
14	Appendix 3Y – Change of Director's Interest Notice – George Morstyn	7 November 2003
15	Appendix 3Y – Change of Director's Interest Notice – Peter Maddern	7 November 2003
16	Appendix 3B – ESOP Issue	19 January 2004
17	Appendix 3B – Steve Petrou Options	19 January 2004
18	Appendix 3B – ESOP Issue (bonus)	19 January 2004
19	Appendix 4C – Quarter ended 31 December 2003	20 January 2004
20	Appendix 4D – Half Year ended 31 December 2003	17 February 2004
21	Shareholders Newsletter	30 January 2004
22	Becoming a Substantial Holder	11 February 2004
23	Trading Halt	19 February 2004
24	Becoming a Substantial Holder	25 February 2004
25	EGM Documents	27 February 2004